# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Plymouth Industrial REIT, Inc., CIK 0001515816
CUSIP: 729640102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 Custom House Street, 11th Floor, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 01/27/2026
Filed by CIK 0001677508
Persons authorized to receive notices and communications: Joshua Peck, c/o Sixth Street Partners, LLC, 2100 McKinney Avenue, Suite 1500, Dallas, Texas (TX), 75201, 469-621-3001

## Reporting persons
- TSSP SUB-FUND HOLDCO, LLC (CIK 0001677508): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ALAN WAXMAN: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Plymouth Industrial REIT, Inc.
Address of issuer's principal executive offices: 20 Custom House Street, 11th Floor, Boston, Massachusetts (MA), 02110
Comment:
This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on August 18, 2025, as amended by Amendment No. 1 to the Schedule 13D filed on November 25, 2025 (as so amended, the "Schedule 13D") relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Plymouth Industrial REIT, Inc., a Maryland corporation (the "Issuer").

Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 27, 2026 (the "Closing Date"), pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement") by and among Plymouth Industrial OP, LP, a Delaware limited partnership (the "Operating Partnership"), PIR Ventures LP, a Delaware limited partnership ("Parent"), PIR Industrial REIT LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent ("REIT Merger Sub"), and PIR Industrial OP LLC, a Delaware limited liability company wholly owned by REIT Merger Sub ("OP Merger Sub"), pursuant to which the Operating Partnership merged with and into OP Merger Sub (the "Partnership Merger" and, together with the REIT Merger, the "Mergers"), with OP Merger Sub surviving as a wholly owned subsidiary of REIT Merger Sub.

Pursuant to the terms of the Merger Agreement, at the effective time of the Mergers, (i) each Warrant held by Isosceles outstanding and unexercised as of immediately prior to the effective time of the Partnership Merger was canceled for no consideration, and (ii) each Series C Preferred Unit held by Isosceles was automatically redeemed at a price of $1,312.27 per unit.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) and (e) of the Schedule 13D are hereby amended and restated as follows:

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons do not beneficially own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: The disclosure in Item 4 is incorporated by reference herein. Except for the information set forth herein, none of the Reporting Persons has effected any transaction related to the Common Stock during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of January 27, 2026, the Reporting Persons ceased to beneficially own more than five percent of the outstanding shares of Common Stock.

## Signatures
- TSSP SUB-FUND HOLDCO, LLC: /s/ Joshua Peck, Joshua Peck, Vice President (02/06/2026)
- ALAN WAXMAN: /s/ Joshua Peck (1), Joshua Peck, on behalf of Alan Waxman (02/06/2026)
Comment: (1) Joshua Peck is signing on behalf of Mr. Waxman pursuant to an authorization and designation letter dated December 31, 2024, which was previously filed as Exhibit 8.